Filed by Starwood Waypoint Homes

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Starwood Waypoint Homes

Commission File No. 001- 36163

Date: September 7, 2017

Starwood Waypoint Homes Associates,

Over the past week our chief concern has been and continues to be the health and welfare of our employees, residents and neighbors in the Houston and Florida/East Coast areas. Hurricane Harvey has devastated or disrupted the lives and homes of millions of people in Southern Texas and we are preparing for Hurricane Irma and its potential effect on Florida and the East Coast States. We are committed at Starwood Waypoint Homes and Invitation Homes to support the Texas and Florida/East Coast communities affected by this tragedy, and our thoughts are with all who have been or may be impacted.

This past week in Dallas, senior management from both companies held the first of many integration planning meetings with department leaders. The meetings were coordinated by the newly formed cross organizational and functional integration team managed by Arik Prawer, current CFO of Starwood Waypoint Homes. Arik will be serving as the Chief Integration Officer for the planned merger integration process, which we expect to be accomplished by mid-2019. We continue to be energized by the collaboration among all those participating in this important integration planning project and look forward to bringing our two companies together. The first order of last week’s meetings was to finalize the top level executive leadership positions (“C-Suite”) and identify the critical items that need to be resolved both pre and post the closing of the transaction.

The final two executives in the C-suite were identified and their teams were consulted. It is important to note that both companies will be well represented in the new C-Suite. We are pleased to announce:

•	Larry Gorman, Chief Technology Officer (CTO) of Starwood Waypoint Homes, will be the new CTO of Invitation Homes, splitting his time between Dallas and Scottsdale

•	Stacey Rapier, Chief Human Resources Officer (CHRO) of Invitation Homes, will remain the CHRO post-closing

Along with Larry and Stacey, as previously announced, the composition of the executive leadership team will include:

•	Fred Tuomi, Chief Executive Officer

•	Ernie Freedman, Chief Financial Officer

•	Charles Young, Chief Operating Officer

•	Dallas Tanner, Chief Investment Officer

•	Mark Solls, Chief Legal Officer

From an integration planning perspective, with these last two executives identified, we will continue to determine the optimal business and technology strategies to guide future decisions, along with ensuring we will have the appropriate programs in place to support our associates. While it will take time to work through many of the remaining key implementation decisions, we are focused on determining the best practices and people between the two companies. As we have mentioned previously, as in any merger, there are redundancies in processes, systems and people, and difficult decisions have to be made. A special note of gratitude goes out to all of our team members for their continued leadership and outstanding professionalism through this transition period.

In addition to finalizing the C-Suite, each company has agreed to implement severance guidelines for all associates. In the event that an associate’s position is impacted by future restructuring as a result of the merger, the new guidelines are designed to support those affected and provide a bridge of income and benefits to future employment. The guidelines will provide for a lump sum salary component covering a “severance period” and health care benefits continuation for that same period if the company eliminates an associate’s position not for “cause”. An associate’s severance benefits generally will be based on title and length of employment as set forth below:

Associate Classification	Severance Amount/Continuation Period
Non-Exempt Associate	The greater of: • 8 weeks of Base Pay, and • 2 weeks of Base Pay + 1 week of Base Pay per year of service

Exempt Associate (other than Vice Presidents)	The greater of: • 13 weeks of Base Pay, and • 1 week of Base Pay per year of service

Vice Presidents	6 months of Base Pay

We will plan to communicate organization decisions as early as practicable to inform all associates about future changes to the corporate and field organizational structure.

Most importantly, we want to emphasize the combined company will need the majority of our associates, and these severance guidelines are specifically for those dedicated associates for which redundancies, geography or new practices would result in an associate not continuing with the combined company post-closing. Our desire is to have a straightforward transition for those impacted that is respectful of and consistent with our shared corporate values. As a result, we all must continue to perform at our highest and most professional levels through this transition period. The goal should be to make all of our associates successful, either in their new roles with the new Invitation Homes, or in opening up new chapters for departing associates.

For now, we need to stay grounded in our operating priorities, stay true to delivering an outstanding resident experience, and continue to execute on our key business targets and objectives for the balance of this year. As a team, we want to reiterate our commitment to providing frequent and transparent communication to all associates during this transition period. That said, we don’t have all the answers as of today, and we ask for your continued support and patience as we work through the integration planning process. We look forward to providing our next update to you soon.

It’s hard to believe that it’s only been four weeks since the announcement that we entered into an agreement to merge with Invitation Homes. We are working very hard to consider all aspects of the combination of the two companies and we are making steady progress – while continuing our absolute focus on successfully running our separate businesses. We truly appreciate everyone’s hard work to assure that we continue to excel as we have throughout the history of our company.

Thank you all!

Fred

Forward-Looking Statements

The information presented herein may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Invitation Homes (“INVH”) and Starwood Waypoint Homes (“SFR”) operate and beliefs of and assumptions made by INVH management and SFR management, involve significant risks and uncertainties, which are difficult to predict and are not guarantees of future performances, that could significantly affect the financial results of INVH or SFR or the combined company. Words such as “projects,” “will,” “could,” “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “forecast,” “guidance,” “outlook,” “may,” and “might” and variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements may include, but are not limited to, statements about the anticipated benefits of the proposed merger between SFR and INVH, including future financial and operating results, the attractiveness of the value to be received by SFR stockholders, the attractiveness of the value to be received by INVH, the combined company’s plans, objectives, expectations and intentions, the timing of future events, anticipated administrative and operating synergies, the anticipated impact of the merger on net debt ratios, cost of capital, future dividend payment rates, forecasts of accretion in core FFO, AFFO or other earnings or performance measures, projected capital improvements, expected sources of financing, and descriptions relating to these expectations. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future – including statements relating to expected synergies, improved liquidity and balance sheet strength – are forward-looking statements. Pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may materially and adversely affect our business, financial condition, liquidity, results of operations and prospects, as well as our ability to make distributions to our stockholders, include, but are not limited to: (i) national, regional and local economic climates; (ii) changes in the real estate and single-family rental industry, financial markets and interest rates, or to the business or financial condition of either company or business; (iii) increased or unanticipated competition for the companies’ properties; (iv) competition in the leasing market for quality residents; (v) increasing property taxes, homeowners’ association fees and insurance costs; (vi) each company’s dependence on third parties for key services; (vii) risks related to evaluation of properties, poor resident selection and defaults and non-renewals by either company’s residents; (viii) risks associated with acquisitions, including the integration of the combined companies’ businesses; (ix) the potential liability for the failure to meet regulatory requirements, including the maintenance of REIT status; (x) availability of financing and capital; (xi) risks associated with achieving expected revenue synergies or cost savings; (xii) risks associated with the companies’ ability to consummate the merger and the timing of the closing of the merger; (xiii) the outcome of claims and litigation involving or affecting either company; (xiv) applicable regulatory changes; and (xv) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by INVH and SFR from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q. Neither INVH nor SFR, except as required by law, undertakes any duty to update any forward-looking statements appearing in this document, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information about the Proposed Transaction and Where to Find It

This communication relates to the proposed merger transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of August 9, 2017, by and among INVH, invitation Homes Operating Partnership LP, IH Merger Sub, LLC, SFR and Starwood Waypoint Homes Partnership, L.P. In connection with the proposed merger, INVH expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of SFR and information statement of INVH that also constitutes a prospectus (the “joint proxy/information statement/prospectus”) which joint proxy/information statement/prospectus will be mailed or otherwise disseminated to INVH stockholders and SFR stockholders when it becomes available. INVH and SFR also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY/ INFORMATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy/information statement/prospectus and other relevant documents (if and when they become available) filed by INVH and SFR with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by INVH with the SEC will be available free of charge on INVH’s website at www.invitiationhomes.com or by contacting INVH Investor Relations at ir@invitationhomes.com or at 844-456-4684. Copies of the documents filed by SFR with the SEC will be available free of charge on SFR’s website at www.starwoodwaypoint.com or by contacting SFR Investor Relations at ir@colonystarwood.com or at 480-800-3490.

Certain Information Regarding Participants in the Solicitation

INVH and SFR and certain of their respective trustees, directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. You can find information about INVH’s executive officers and directors in INVH’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Current Reports of Form 8-K filed with the SEC on February 6, 2017, March 20, 2017 and June 29, 2017. You can find information about SFR’s executive officers and trustees in SFR’s Annual Report on Form 10-K for the year ended December 31, 2016, its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, and its Definitive Proxy Statement on Schedule 14A filed with the SEC on March 31, 2017 in connection with its 2017 annual meeting of stockholders. Additional information regarding the interests of such potential participants will be included in the joint proxy/information statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from INVH or SFR using the sources indicated above.

No Offer of Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.